PROSPECTUS SUPPLEMENT NO. 4	This filing is made pursuant to Rule 424(b)(3)
(TO PROSPECTUS DATED APRIL 4, 2007, AS	under the Securities Act of 1933
SUPPLEMENTED MAY 2, 2007, JULY 8, 2009	in connection with Registration No. 333-140290
AND JANUARY 26, 2011)

11,785,736 Shares

PRICESMART, INC.

Common Stock

This Prospectus Supplement No. 4 supplements and amends the prospectus dated April 4, 2007 (the “Original Prospectus”) relating to the resale by the selling stockholders named therein (as supplemented and amended by Prospectus Supplement No. 1 dated May 2, 2007, Prospectus Supplement No. 2 dated July 8, 2009, Prospectus Supplement No. 3 dated January 26, 2011 and this Prospectus Supplement No. 4 dated July 15, 2016) of up to 16,111,712 shares of common stock of PriceSmart, Inc., or PriceSmart.

This prospectus supplement should be read in conjunction with the Original Prospectus, as supplemented and amended hereby, which is to be delivered with this prospectus supplement. This prospectus supplement is not complete without, and may not be delivered or utilized except in connection with, the Original Prospectus, including any amendments or supplements to it.

We are filing this prospectus supplement to reflect a change in the plan of distribution set forth in the Original Prospectus.  The section captioned “Plan of Distribution” contained on page 11 of the Original Prospectus is hereby amended and restated in its entirety to read as follows:

“PLAN OF DISTRIBUTION

The selling stockholders may from time to time offer and sell their shares of our common stock offered by this prospectus. We have registered the selling stockholders’ shares for resale to provide such stockholders with freely tradable securities. However, registration does not necessarily mean that the selling stockholders will offer and sell any of their shares.

Offer and Sale of Shares. The selling stockholders, or their pledgees, donees, transferees or other successors in interest, may offer and sell their shares of our common stock at prices related to the prevailing market prices or at negotiated prices, in one or more of the following manners:

•	on the Nasdaq Global Market or other exchanges on which our common stock is traded at the time of sale;

•	in the over-the-counter market or otherwise at prices and at terms then prevailing or at prices related to the then current market price; or

•	in privately negotiated transactions.

The selling stockholders, or their pledgees, donees, transferees or other successors in interest, may sell their shares of our common stock in one or more of the following transactions:

•	a block trade in which the broker or dealer will attempt to sell the shares as agent, but may position and resell a portion of the block as principal to facilitate the transaction;

•	a broker or dealer may purchase as principal and resell the shares for its own account under this prospectus; or

•	ordinary brokerage transactions and transactions in which the broker solicits purchasers.

The selling stockholders, or their pledgees, donees, transferees or other successors in interest, may transfer their shares of our common stock to individuals or entities providing services to such selling stockholders, or their pledgees, donees, transferees or other successors in interest, as consideration for such services.

The selling stockholders may accept or, together with any agent of the selling stockholders, or any of them, reject in whole or in part any proposed purchase of the shares of our common stock offered by this prospectus.

Brokers and Dealers. The selling stockholders may select brokers or dealers to sell their shares of our common stock. Brokers or dealers of the selling stockholders may arrange for other brokers or dealers to participate in selling the shares. The selling stockholders may give the brokers or dealers commissions or discounts in amounts to be negotiated immediately before any sale. In connection with sales of the shares, the selling stockholders, any brokers or dealers selected by the selling stockholders, any other participating brokers or dealers, and some pledgees, donees, transferees and other successors in interest may be considered “underwriters” within the meaning of Section 2(a)(11) of the Securities Act of 1933, as amended (the “Securities Act”). In addition, any securities covered by this prospectus that qualify for sale pursuant to Rule 144 under the Securities Act may be sold under Rule 144 rather than under this prospectus.

Upon being notified by the selling stockholders that any material arrangement has been entered into with a broker or dealer for the sale of the common stock through a secondary distribution, or a purchase by a broker or dealer, a prospectus supplement will be filed, if required, pursuant to Rule 424(b) under the Securities Act, disclosing:

•	The names of such broker-dealers;

•	The number of shares involved;

•	The price at which such shares are being sold;

•	The commission paid or the discounts or concessions allowed to such broker-dealer; and

•	Other facts material to the transaction.

Commissions. The selling stockholders will pay any sales commissions or other sellers’ compensation applicable to these transactions.”

Investing in our securities involves a high degree of risk. Please carefully consider the “Risk Factors” beginning on page 3 of the Original Prospectus, as well as the section entitled “Risk Factors” included in our recent quarterly and annual reports filed with the Securities and Exchange Commission.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete.  Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is July 15, 2016.